Exhibit F: Video Transcript


REBEL'S RUN TRAILER TRANSCRIPT


(opening helicopter and army scenes):
FEMALE NARRATOR
All across the western world arrests are taking place.

MALE NARRATOR
Neos, ultras, nationalists a whole host of nasties

FEMALE NARRATOR
With the assistance of the Global Justice Initiative federal police have raided the homes of all those who have been known to have committed hate crimes

MALE NARRATOR
You will not be warned, there is no escape, the global crackdown on hate has begun.

TITLE CARD:
Vox Day and the Legend Chuck Dixon Creator of Bane
presents a bold new vision

NARRATOR
We've all been caught up in a war that none of us chose a new war a different kind of war

TITLE CARD
From Director Scooter Downey
Galatia Films
and Viral Films Media

MALE NARRATOR CONT.
People care about their heroes

TITLE CARD:
Based on the Best-Selling Comic Book Series
Alt Hero

NARRATOR CONT.
real and imaginary. We have to create the heroes they want. The heroes they need

TITLE CARD:
Produced by Daniel McNicoll

TITLE CARD:
Rebel's Run

TITLE CARD:
The first in an exciting new super hero series coming soon. The ride never ends

(shift from film trailer to interviews)
TITLE CARD:
Chuck Dixon the writer

Chuck Dixon:
I was on batman for 11 years I got to co-create Bane the Batman villain, I worked on the Punisher for a long time my favorite character for a long time
(*to fan: All right there you go*)
I think the idea of turning the alt hero universe loose on the film medium is, its unique

TITLE CARD:
Producer Daniel McNicoll

DANIEL MCNICOLL
You know it's the first ever interdependently produced comic book movie to my knowledge no one has ever done this and I am excited to launch this journey with a lot of talented people

TITLE CARD:
Vox Day the writer

CHUCK DIXON
Vox Day is exciting to work with, he is unusual in that he keeps all of his promises [*laughs*] and he stays in touch. He is relatively new to the world of comics but he's a fast leaner. Vox is inviting all of us to contribute in this process in a way that never happens in film.

DANIEL MCNICOLL
The writing team is phenomenal Vox is a wonderful story teller and it's a new comic book universe with Chuck Dixon as our tour guide

CHUCK DIXON
And it's been fun, its a super hero universe with no continuity so I can do anything

DANIEL MCNICOLL
I mean this man knows how to build worlds and write characters to inhabit them

CHUCK DIXON
The characters live and breath in my head I mean I can hear their voices in my head, but yeah you really get to know these characters it is very very strange, and then you'll have a real affinity for some

SCOOTER DOWNEY
Rebel is the break out star of the comic book series

TITLE CARD:
Rebel Character

SCOOTER DOWNEY
and has resonated with a lot of fans and that's why we chose her to be first for the debut movie of the Alt Hero cinematic universe

TITLE CARD:
Scooter Downey Director

SCOOTER DOWNEY
I'm Scooter Downey I'm the director of Rebel's Run

CHUCK DIXON
Working with Scooter has been great so far, his level of enthusiasm and professionalism and he's probably more excited about this thing than the rest of us [*laughter*] and we're pretty excited

DANIEL MCNICOLL
Whether it is financing distribution production Galatia and our managed teams will be guiding this every step of the way and we will be working with some of the biggest names in the movie industry

SCOOTER DOWNEY
Join the revolution, helps us make Rebel's Run and bring the world of Alt Hero to life. Because the ride never ends

TITLE CARD:
Because the ride never ends

END